

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2020

Anne Liversedge
Corporate Secretary
Teekay LNG Partners L.P.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08
Bermuda

> **Re: Teekay LNG Partners L.P.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 9, 2020**
> **Form 6-K Filed August 13, 2020**
> **Response Dated October 9, 2020**
> **File No. 001-32479**

Dear Ms. Liversedge:

We have reviewed your October 9, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2020 letter.

Form 6-K Filed August 13, 2020

Definitions and Non-GAAP Financial Measures, page 6

1. We have reviewed your response to comment 1. Your presentation of the non-GAAP measure Adjusted Revenues includes revenues based on your proportionate economic ownership of each vessel owned by your equity-accounted joint ventures. Presentation of revenue based on proportionate consolidation is appropriate only in limited circumstances, none of which appear to apply to you. As a result, your use of proportionate consolidation appears to represent the use of a tailored accounting

      principle. Revise your presentation to remove revenue recognized based on the use of proportionate consolidation. See FASB ASC paragraphs 323-10-45-1 and 810-10-45-14 and C&DI Question 100.04.

      You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation